Exhibit 99.1

Mogo Extends Innovative Marketing Agreement with Canada’s Largest News Media Company, Postmedia

Marketing collaboration extended until the end of 2020

Vancouver, British Columbia, May 3, 2018 – Mogo Finance Technology Inc. (TSX:MOGO)(NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it has extended the term of its marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”), which provided a minimum media value of $50,000,000 over the first 3 years, for an additional 2 years beyond the end of the current agreement, covering calendar 2019 and 2020. The original agreement was executed and announced January 25, 2016.

Postmedia is a Canadian news media company representing more than 160 brands, including the National Post, Toronto Sun and Vancouver Sun, across multiple print, online, and mobile platforms. Postmedia reaches 18.7 million Canadians each month across its platforms, including 10.3 million adults through mobile properties.

“Postmedia has been an excellent partner and this relationship has been highly successful in driving Mogo’s brand awareness, but perhaps more importantly, Mogo’s credibility and trust with consumers. This is clearly demonstrated by both the growth in our member base, which has more than tripled since the start of the collaboration, as well as the accelerating growth of our subscription and fee based revenue,” said Greg Feller, President & CFO of Mogo. “As we build Mogo into the ‘go-to’ financial app for the next generation of Canadians, the Postmedia relationship is a significant asset and advantage, allowing us to fuel new product launches and invest significantly in our brand in a capital-efficient manner.”

“It’s been great to be a part of the growth that Mogo has experienced in their business and brand over the last two years,” said Andrew MacLeod, President and Chief Operating Officer of Postmedia. “We look forward to continuing our partnership with Mogo as they build one of the leading digital financial services brands in Canada.”

The extended agreement provides for: 1) Mogo to receive a similar minimum annual media value from Postmedia to the original agreement and 2) Postmedia to receive a fixed cash quarterly payment equivalent to the Q4 2017 revenue share payment of approximately $525,000, instead of receiving a percentage of Mogo’s revenue.

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In connection with the amendment of the agreement, Postmedia and Mogo have also agreed to change the vesting and term of the Performance Warrants previously granted to Postmedia (five year warrants to acquire 598,060 common shares of Mogo at a price of $2.96 per share which vested on achieving specific quarterly revenue targets) so that: 1) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and 2) their term is extended an additional two years (now expiring January 2023).

Extension of the term of the Performance Warrants is subject to TSX approval and receipt of shareholder approval, to be sought at the Company’s upcoming annual general meeting.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans and the MogoCrypto account which enables the buying and selling of bitcoin. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding our member and revenue growth and statements regarding new products, features and enhancements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's expressed or implied by these forward-looking statements are subject to a number of risks, uncertainties and conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 6, 2018 which is available at www.sedar.com and in Mogo’s filings with the SEC on its website at www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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